# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RUBRIK, INC., CIK 0001943896
CUSIP: 781154109
Title of class of securities: Class A Common Stock, $0.000025 par value per share
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-138614
Filed by CIK 0001584740

## Reporting persons
- Greylock XIV Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,429,342; sole dispositive power 0; shared dispositive power 13,429,342; aggregate amount beneficially owned 13,429,342 (13.36% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 13,429,342 shares of Class B Common Stock, par value $0.000025 per share (the "Class B Common Stock"), of the issuer held directly by Greylock XIV Limited Partnership.
  
  Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock, par value $0.000025 per share (the "Class A Common Stock"), of the issuer and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 87,102,908 shares of Class A Common Stock outstanding as of November 30, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 12, 2024).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 13,429,342 shares of Class B Common Stock held by Greylock XIV Limited Partnership represents 13.10% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 87,102,908 shares of Class A Common Stock and (ii) 98,140,824 shares of Class B Common Stock outstanding as of November 30, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 12, 2024).
- Greylock XIV-A Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 746,073; sole dispositive power 0; shared dispositive power 746,073; aggregate amount beneficially owned 746,073 (0.85% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 746,073 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership.
  
  Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 87,102,908 shares of Class A Common Stock outstanding as of November 30, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 12, 2024).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 746,073 shares of Class A Common Stock held by Greylock XIV-A Limited Partnership represents 0.73% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 87,102,908 shares of Class A Common Stock and (ii) 98,140,824 shares of Class B Common Stock outstanding as of November 30, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 12, 2024).
- Greylock XIV Principals LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 746,073; sole dispositive power 0; shared dispositive power 746,073; aggregate amount beneficially owned 746,073 (0.85% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 746,073 shares of Class B Common Stock held directly by Greylock XIV Principals LLC.
  
  Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 87,102,908 shares of Class A Common Stock outstanding as of November 30, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 12, 2024).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 746,073 shares of Class A Common Stock held by Greylock XIV Principals LLC represents 0.73% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 87,102,908 shares of Class A Common Stock and (ii) 98,140,824 shares of Class B Common Stock outstanding as of November 30, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 12, 2024).
- Greylock XIV GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,921,488; sole dispositive power 0; shared dispositive power 14,921,488; aggregate amount beneficially owned 14,921,488 (14.63% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 13,429,342 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 746,073 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, and 746,073 shares of Class B Common Stock held directly by Greylock XIV Principals LLC. Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own the shares of stock held directly by Greylock XIV Limited Partnership, Greylock XIV-A Limited Partnership, and Greylock XIV Principals LLC.
  
  Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 87,102,908 shares of Class A Common Stock outstanding as of November 30, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 12, 2024).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 13,429,342 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 746,073 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, and 746,073 shares of Class B Common Stock held directly by Greylock XIV Principals LLC represents 14.56% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 87,102,908 shares of Class A Common Stock and (ii) 98,140,824 shares of Class B Common Stock outstanding as of November 30, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 12, 2024).

## Item 1. Issuer
Name of issuer: RUBRIK, INC.
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California 94304

## Item 2. Person Filing
Name of person filing:
The reporting persons are:
(i) Greylock XIV Limited Partnership;
(ii) Greylock XIV-A Limited Partnership;
(iii) Greylock XIV Principals LLC; and
(iv) Greylock XIV GP LLC, the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and manager of Greylock XIV Principals LLC.
Address of principal business office or, if none, residence: 2550 Sand Hill Road, Suite 200, Menlo Park, CA 94025
Citizenship: (i) Greylock XIV Limited Partnership, a Delaware limited partnership; (ii) Greylock XIV-A Limited Partnership, a Delaware limited partnership; (iii) Greylock XIV Principals LLC, a Delaware limited liability company; and (iv) Greylock XIV GP LLC, a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Greylock XIV Limited Partnership directly owns 13,429,342 shares of Class B Common Stock.
Greylock XIV-A Limited Partnership directly owns 746,073 shares of Class B Common Stock.
Greylock XIV Principals LLC directly owns 746,073 shares of Class B Common Stock.
Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own 13,429,342 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 746,073 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, 746,073 shares of Class B Common Stock held directly by Greylock XIV Principals LLC.
Percent of class:
Greylock XIV Limited Partnership directly owns 13,429,342 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 13.36% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 13,429,342 shares of Class B Common Stock held by Greylock XIV Limited Partnership represents, of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, 13.10%.

Greylock XIV-A Limited Partnership directly owns 746,073 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 0.85% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 746,073 shares of Class B Common Stock held by Greylock XIV-A Limited Partnership represents, of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, 0.73%.

Greylock XIV Principals LLC directly owns 746,073 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 0.85% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 746,073 shares of Class B Common Stock held by Greylock XIV Principals LLC represents, of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, 0.73%.

Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own 13,429,342 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 746,073 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, 746,073 shares of Class B Common Stock held directly by Greylock XIV Principals LLC, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 14.56% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 13,429,342 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 746,073 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, and 746,073 shares of Class B Common Stock held directly by Greylock XIV Principals LLC represents, of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, 17.15
Sole power to vote or to direct the vote:
Greylock XIV Limited Partnership 0
Greylock XIV-A Limited Partnership 0
Greylock XIV Principals LLC 0
Greylock XIV GP LLC 0
Shared power to vote or to direct the vote:
Greylock XIV Limited Partnership 13,429,342
Greylock XIV-A Limited Partnership 746,073
Greylock XIV Principals LLC 746,073
Greylock XIV GP LLC 14,921,488
Sole power to dispose or to direct the disposition:
Greylock XIV Limited Partnership 0
Greylock XIV-A Limited Partnership 0
Greylock XIV Principals LLC 0
Greylock XIV GP LLC 0
Shared power to dispose or to direct the disposition:
Greylock XIV Limited Partnership 13,429,342
Greylock XIV-A Limited Partnership 746,073
Greylock XIV Principals LLC 746,073
Greylock XIV GP LLC 14,921,488

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Greylock XIV Limited Partnership: By: Greylock XIV GP LLC, its: General Partner /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (02/13/2025)
- Greylock XIV-A Limited Partnership: By: Greylock XIV GP LLC, its: General Partner /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (02/13/2025)
- Greylock XIV Principals LLC: By: Greylock XIV GP LLC, its: Manager /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (02/13/2025)
- Greylock XIV GP LLC: /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (02/13/2025)